Exhibit 99.1

PRESS RELEASE

CZN-TSX	FOR IMMEDIATE RELEASE
CZICF-OTCQB	December 17, 2014

CANADIAN ZINC CONTINUES TO INTERSECT MINERALIZATION AT THE NORTHWEST ZONE, SOUTH TALLY POND PROJECT, NEWFOUNDLAND

Vancouver, British Columbia, December 17, 2014 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to provide the results of its recently completed 2014 fall diamond drill program on its wholly owned South Tally Pond copper-lead-zinc-silver-gold project in central Newfoundland.

Six drillholes and two drillhole extensions totaling 2,754 metres were completed at the Northwest zone, located 250 metres northwest of the drill-defined Lemarchant Deposit. The fall drill program followed up on positive results from the earlier winter drill program (see news release April 8, 2014). Highlights of the recent drilling program include:

•
Drillhole LM14-103 intersected semi-massive to massive sulphides grading 8.50% zinc, 4.41% lead, 1.06% copper, 34.0 g/t silver and 0.55 g/t gold over 6.1 metres (core length). The new drill intercept extends the mineralization 30 metres downdip of LM13-83 which intersected 6.55% zinc, 1.96% lead, 0.30% copper, 37.12 g/t silver and 0.35 g/t gold over 9.0 metres.

•
Drillhole LM14-102 intersected stringer to semi-massive sulphides (stockwork) grading 3.40% zinc, 0.30% lead, 0.52% copper, 27.30 g/t silver and 0.44 g/t gold over 7.0 metres (core length). The mineralization is located 30 metres downdip of LM13-94 which intersected 8.21% zinc, 3.66% lead, 0.72% copper, 150.1 g/t silver and 3.24 g/t gold over 8.7 metres.

To date, significant stockwork to massive sulphide intervals have been intersected on the 50-metre spaced sections at the Northwest zone between 105+00N and 107+00N. The mineralized horizon is located at a vertical depth of 260 to 350 metres and remains open to the north and to the east.

South Tally Pond Project

The South Tally Pond Project is 100%-owned and covers 170 km2 of a highly prospective volcanogenic massive sulphide (“VMS”) geological belt in central Newfoundland. The Lemarchant Deposit, the most advanced target on the South Tally Pond property, is situated 20 km southwest of Teck Resources Duck Pond copper-zinc mine in the same geological belt.

Previous drilling at the Lemarchant Deposit has outlined a significant precious metal-rich copper-lead-zinc VMS deposit with excellent potential to develop into a viable economic resource. An initial National Instrument (“NI”) 43-101 mineral resource estimate was completed in January 2012 on the Lemarchant Deposit and includes the following mineral resources:

•	Indicated Mineral Resource: 1.24 million tonnes grading 5.38% zinc, 0.58% copper, 1.19% lead, 1.01 g/t gold and 59.17 g/t silver (15.40% ZnEQ) using a 7.5% ZnEQ grade cut-off.

•	Inferred Mineral Resource: 1.34 million tonnes grading 3.70% zinc, 0.41% copper, 0.86% lead, 1.00 g/t gold and 50.41 g/t silver (11.97% ZnEQ) using a 7.5% ZnEQ grade cut-off.

(See Technical Report and Mineral Resource Estimate on the Lemarchant Deposit, South Tally Pond VMS Project, central Newfoundland, dated March 2, 2012 filed on SEDAR under Paragon Minerals Corporation).

The Northwest zone consists of precious metal rich semi-massive to massive sulphide mineralization and mineralized barite intervals within altered felsic volcanic rocks. Drilling and ongoing section interpretation has demonstrated the existence of numerous east-trending faults that have dissected the Northwest zone and are interpreted to have detached the Lemarchant Deposit from its roots at the Northwest zone. These displacements extend several hundred metres, leaving excellent potential to locate additional portions of the original lens in the immediate area.

A summary of the 2014 South Tally Pond fall drilling results is provided below with maps and sections available on the Canadian Zinc website: www.canadianzinc.com.

Drillhole	Section	From (m)	To (m)	Length (m)*	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)	Au (g/t)
LM14-101	106+50N				No significant assays
LM14-102	106+50N	320.0	325.0	5. 0	1.62	0.19	0.15	8.6	0.25
LM14-102		341.1	348.1	7.0	3.40	0.30	0.52	27.3	0.44
LM14-103	105+50N	340.9	347.0	6.1	8.50	4.41	1.06	34.0	0.55
includes		343.9	345.9	2.0	12.35	7.40	1.84	47.8	0.90
LM14-103	105+50N	349.5	355.9	6.4	1.93	0.41	0.23	9.6	0.16
LM14-104	105+50N				No significant assays
LM14-105	107+00N	372.0	377.0	5. 0	0.88	0.00	0.03	1.0	0.03
LM14-105		380.1	386.6	6.5	1.78	0.00	0.08	2.4	0.05
LM14-106	107+00N	240.5	244.7	4.2	0.56	0.23	0.05	4.8	0.08
includes		240.5	241.3	0.8	1.18	0.58	0.12	10.3	0.11
LM13-83EXT	105+50N				No significant assays
LM13-94EXT	106+50N				No significant assays
* Reported intervals are core length; true thickness is estimated to be 85-95% of core length.

Canadian Zinc would like to recognize the Government of Newfoundland and Labrador for its continued support of the South Tally Pond Project through a financial contribution from the Government's Junior Exploration Assistance Program.

Central Newfoundland VMS Projects

The South Tally Pond Project is one of three major VMS projects, each with defined deposits, being explored by Canadian Zinc on its extensive land package in central Newfoundland.

During 2014 Canadian Zinc also completed 17 drillholes totaling 6,437 metres at the Tulks South Project (Boomerang-Domino Deposit and Tulks East Deposit) and 11 drillholes totaling 2,712 metres at the Long Lake Project (Long Lake Deposit). Highlights of the drilling programs are provided in news releases dated September 11, 2014; October 21, 2014; and November 6, 2014.

The Company is continuing to review the results of the 2014 drilling programs at the Lemarchant Deposit and is incorporating them into an updated model with the aim of defining future drill targets. Compilation and review of all recent and previous drilling data is being carried out and will include three dimensional modeling of the Boomerang-Domino, Tulks East and Long Lake Deposits, which will assist in further defining drill targets. The Company is also reviewing and prioritizing the numerous VMS prospects on the properties including priority prospects on newly staked claims in the area. After the targets are defined, the Company will prioritize targets and recommend a 2015 drill program.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN”. The Company’s key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories.

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of either developing a standalone deposit, similar to the past-producing mine at Buchans or the Duck Pond mine, or developing a number of smaller deposits that could be processed in a central milling facility.

For further information contact:

Alan B. Taylor Vice President Exploration & Chief Operating Officer (604) 688-2001 Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree: 1 -866-688-2001	Michael Vande Guchte Vice President Canadian Zinc (604) 688-2001 Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree: 1 -866-688-2001	Steve Dawson Vice President Corporate Development (416) 203-1418 220 Bay Street, Suite 700 Toronto, ON M5J 2W4 Fax: (416) 368-5344
E-mail: invest@canadianzinc.com Website: www.canadianzinc.com

Quality Assurance and Quality Control

Drillhole intervals are core length with true thickness estimated to be 65% of core length. Samples were analyzed for Cu, Pb, Zn, Ag and Au at Eastern Analytical Labs in Springdale, NL from sawn NQ-sized half core sections. Data quality is monitored through the insertion of control samples consisting of one prepared base and precious metal standard and one blank sample for every 20 samples of drill core. All control samples conformed to the accepted contained grades of base and precious metals. Select samples pulps were shipped to ALS Chemex in North Vancouver, BC for 33-element ICP analysis for further check assays of significant base and precious metal bearing samples. Historical results were obtained from published reports and news releases available in the public domain.

Gerald C. Squires, M.Sc., P.Geo., NL Exploration Manager, Canadian Zinc Corporation, is responsible for Newfoundland exploration programs, and is a Qualified Person as defined by NI 43-101 and has reviewed and has approved the contents of this news release.

Cautionary Statement - Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.